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                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                               SCHEDULE 13G


                Under the Securities Exchange Act of 1934

                             (Amendment No. 2) *



                               GFS Bancorp, Inc.
             --------------------------------------------------
                             (Name of Issuer)


                                Common Stock
             --------------------------------------------------
                       (Title of Class of Securities)


                              361694 10 2
                         --------------------
                            (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        Page 1 of 7 pages
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CUSIP No. 361694 10 2             13G          Page 2 of 7 Pages

1.   NAME OF REPORTING PERSON:
     GFS Bancorp, Inc. Employee Stock Ownership Plan

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     42-1410536

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [ X ]
        (b)  [   ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF       5.    SOLE VOTING POWER               0
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER        42,320
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:         0
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:  42,320

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     42,320

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES:  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.5%


12.  TYPE OF REPORTING PERSON: EP
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CUSIP No. 361694 10 2             13G          Page 3 of 7 Pages

1.   NAME OF REPORTING PERSON:
     First Bankers Trust Company, N.A.

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     37-0622729

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER               0
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER        25,296
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:    42,320
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:       0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     42,320

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.5%



12.  TYPE OF REPORTING PERSON:  BK

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CUSIP No. 361694 10 2             13G          Page 4 of 7 Pages
                 Securities and Exchange Commission
                        Washington, D.C.  20549

ITEM 1(a)  NAME OF ISSUER.
           GFS Bancorp, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
           1025 Main Street
           Grinnell, Iowa  50112-0030

ITEM 2(a)  NAME OF PERSON(S) FILING.
           GFS Bancorp, Inc. Employee Stock Ownership Plan
           ("ESOP") and First Bankers Trust Company, N.A., as trustee of the ESOP.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.
           Same as Item 1(b) for the ESOP. The business address of the ESOP's trustee is Broadway at 12th Street, Quincy, IL, 62305-3566.

ITEM 2(c)  CITIZENSHIP.
           See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)  TITLE OF CLASS OF SECURITIES.
           Common Stock, par value $.01 per share.

ITEM 2(e)  CUSIP NUMBER.
           See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.    CHECK WHETHER THE PERSON FILING IS A:


    (f)    [x]   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment Fund; see 13d-1(b)(1)(ii)(F),

    (h)    [x]   Group, in accordance with Rule 13d-
                 1(b)(l)(ii)(H).

Item (a) (b) (c) (d) (e) (g) - not applicable.

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CUSIP No. 361694 10 2                          Page 5 of 7 Pages

ITEM 4.  OWNERSHIP.
         (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

         (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

         (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Pursuant to Section 8.4 of the ESOP, the Board of Directors of GFS Bancorp, Inc. has the power to direct the receipt of dividends on shares held in the ESOP trust. Absent such direction by the Board of Directors, cash from the payment of dividends is retained in the accounts of participants or, to the extent permitted by law, may be used to repay the ESOP loan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This Schedule 13G is being filed on behalf of the ESOP identified in
Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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CUSIP No. 361694 10 2                          Page 6 of 7 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GFS BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN



First Bankers Trust Company, N.A.             February 10, 1997
as Trustee                                    -----------------
                                              Date


By:    /s/ Carmen Walch
       -----------------------
       Its   Trust Officer
             -----------------




FIRST BANKERS TRUST COMPANY, N.A.             February 10, 1997
                                              -----------------
                                              Date


By:    /s/ Patricia Brink
       -----------------------------------
       Its  Cashier
            ------------------------------

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CUSIP No. 361694 10 2                          Page 7 of 7 Pages

Exhibit A
---------
                Identification of Members of Group
                ----------------------------------


     First Bankers Trust Company, N.A., the trustee of the ESOP, may be deemed under applicable regulations to "beneficially" own the shares held by the ESOP which have not been allocated to participants or allocated shares for which no voting instructions are received from the participants. However, the trustee expressly disclaims beneficial ownership of the shares held by the ESOP.
Other than the shares held by the ESOP, the trustee does not beneficially own any shares of GFS Bancorp's common stock. Pursuant to the terms of the ESOP, participants in the ESOP are entitled to instruct the trustee of the ESOP as to the voting of the shares allocated to their accounts. The trustee is required to vote the shares held by the ESOP which have not been allocated to specific accounts on each issue with respect to which shareholders are entitled to vote in the proportion that the participants had voted the shares allocated to their accounts with respect to such issue. Prior to the allocation of shares, the trustee will vote the shares in its discretion.

     The trustee has the right to sell allocated shares held by the ESOP, the proceeds from which are allocated to the accounts of individual participants. The trustee also may sell unallocated shares, to the extent such shares are not pledged to secure borrowed funds. With respect to unallocated shares, cash received from the sale of shares or payment of dividends is retained in the ESOP trust and may be used to purchase additional shares or to repay the ESOP loan. Overall, the trustee must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.